Varsity Group Inc. 2677 Prosperity Ave. Suite 250 Fairfax, VA 22031	Follett Corporation 2233 West River Street River Grove, IL 60171

February 25, 2008

(PUBLISHER ADDRESS)

(PUBLISHER NAME):

We are pleased to advise you that this morning we announced that Varsity Group Inc. and Follett Corporation have signed a merger agreement in which Follett will acquire Varsity Group. We presently expect the acquisition to be completed in the second quarter of 2008. A copy of the press release announcing the transaction is attached.

Follett is a $2.3 billion, privately-held company that focuses strictly on educational products and services. The company brings over 130 years of experience in education with core businesses in textbook distribution, school library materials and systems, and software applications and digital products for classrooms and school administration. The company also operates more than 760 college bookstores and provides book services for hundreds of bookstores operated directly by colleges and universities.

This merger will bring the following important opportunities for your business:

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Varsity Group’s virtual bookstore expertise combined with Follett’s experience in managing college bookstores and operating their retail Web sites will result in a unique online purchase experience for parents and students interested in purchasing textbooks and course materials.

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Through the integration of Follett’s ecommerce infrastructure and national textbook fulfillment and distribution capabilities, we expect to expand the number of virtual bookstores and grow the level of textbook sales in the future.

During this merger process we wanted you to know that Varsity Group will continue to operate as before—you will be interacting with Varsity just as you are today. We will notify you as developments warrant and certainly when we have completed the transaction.

We are excited about this opportunity to continue working with you to fulfill the textbook and course material needs of our virtual bookstore customers.

Sincerely,

Mike Huling Vice President Book Operations Varsity Group	Fred Weber Senior Vice President Wholesale and Distribution Services Follett Corporation

Important note:

The tender offer described in this communication for the outstanding shares of Varsity Group Inc. has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition, because they will contain important information: the VGI Acquisition Corp. Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and the Varsity Group Inc. Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained for free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced, or from Varsity Group Inc.